EXHIBIT A

SYNTHONICS
EQUITY AGREEMENT - SUMMARY OF TERMS


o    PRICE

     1/ Alex Sandel (the "Investor") to purchase 2,300,000 shares of Synthonics ("the Company") common stock at $ .10 per share, for a total purchase price of $230,000, payable in cash at time of closing. Prior to the issuance of this 2.3 million shares, the Company represents there are 33,041,862 fully diluted shares outstanding.

     2/ These shares are fully vested to Investor, and will be issued as unregistered shares but will otherwise have all rights and privileges associated with such common stock. The Investor will be restricted from transferring these shares for a period of twelve months from the date herein; provided, however, the Investor may transfer these shares to his affiliates or affiliated companies provided such affiliates adhere to the provisions of this term sheet; after twelve months from the date hereof, the Investor shall have the right to sell its shares, however, the Company will have the right of first refusal to purchase such shares at the price and on the same terms and conditions obtained by the Investor.

o     USE OF PROCEEDS

     1/ The proceeds will be used primarily for the development of, and infrastructure to support, the Digital Mannequin program, including the hiring of certain programmers and the development of the Digital Mannequin marketing program. However, some funds will be used for the purchasing of industry research and other working capital requirements.

o    RELATED STRATEGIC AGREEMENTS

     1/ As part of this relationship, the Company agrees that it will give Future Media the exclusive right, based on prevailing market prices, with respect to the Company's CD-ROM replication needs where the Company controls the choice of such vendor. This includes any replication business arising from its licensing, niche business segments or Internet platform business. This business will be Future Media's option and in line with customary competitive market pricing. The Company will negotiate a separate agreement with Future Media regarding this replication business, such agreement in the form utilized by Future Media with its other customers.

     2/ As part of this share purchase, Future Media and the Company will collaborate on a joint marketing program and presentation targeted at the direct mail apparel companies. This program will include development and positioning of the Digital Mannequin, development and positioning of a digital catalog program (to be distributed on CD-ROM) and the development

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          and positioning of a program that "links" the digital mannequin and digital catalog programs for the direct mail manufacturer.

          As part of this program, the Company and Future Media will develop a joint calling effort targeting the direct mail industry. The aim will be for the digital mannequin and marketing programs to be developed within the next thirty days, for presentation to the industry thereafter. The costs incurred directly associated with this marketing program will be paid for by the Company; however, the Company will not be responsible for covering expenses of Future Media or its personnel with respect to the development, marketing or retention of the replication business.

     3/ Any proceeds from the Digital Mannequin/Digital Catalog program are for the full benefit of the Company and not to be shared with Investor or any affiliates of Investor, other than through participation of its equity stake. Any proceeds from the replication associated with such programs will be for the full benefit of Future Media.

o    OTHER AGREEMENTS

     1/ Future Media will provide the services of its chief financial officer, Lou Weiss, to act as the Company's principal financial officer for the next twelve months; Mr. Weiss will devote up to two days per week at or on behalf of the Company, in order to establish the Company's internal financial operations, oversee the audit process with the Company's outside auditors and provide general financial advice when required. This service will be provided as part of the equity investment with no additional charge to the Company until such time as the Company completes its current round of private financing in which the Company plans to raise an additional $3-5 million in equity. Subsequent to the earlier of (1) raising of this equity or (2) 150 days from the date of this agreement, the Company will reimburse Future Media on a monthly basis for Mr. Weiss' actual time spent at or on behalf of the Company. These charges will not be retroactive and will be billed at Future Media's actual cost.

     2/ The Investor will have the option to purchase an additional 1,371,320 shares at a purchase price of $137,132 (per share purchase price of $.10). This option is fully vested upon the signing of this agreement and the purchase of the 2,300,000 common shares discussed above. The option will be outstanding for the later of (1) 90 days from the close of the current round of equity being raised or (2) 150 days from the date of this agreement. In addition the Investor will have the right to purchase stock in the current round of financing being raised sufficient to maintain the Investor's 10% share of outstanding common stock in the Company. This purchase option will be at the same price or average price per common share that is obtained in that round of financing.


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     3/   The Company will have the right to disclose this term sheet and its provisions to potential investors currently being contacted with respect to the current round of financing, or as otherwise required by law.

     4/ The Investor, or any person or entity controlled by the Investor, agrees not to purchase any additional shares of common stock, without the permission of the Board of Directors of the Company, in open market or other transactions which would raise the Investor's share of the common stock in excess of 10% of the outstanding shares, on a fully diluted basis, at the time, provided, however, the Investor will be allowed through open market or other private transactions to acquire an additional 10% of the outstanding shares provided the Investor (1) gives advance notice of such purchases to the Company's Board of Directors and (2) executes an agreement stating such purchases are for investment purposes only and the Investor will take no action to acquire control of the Company.

     5/ The Investor will have the right to nominate one member to the Company's Board of Directors. However, such nominee must be approved by the Company, such approval not being unreasonably withheld. The Investor will have information rights equivalent to that of a board member of the Company. All information must be kept confidential.

     6/ The Company will provide the Investor with a complete list of patents obtained and patents pending. The Company represents there are no outside claims against the Company with regard to the patents issued. The Company also represents there is no outstanding litigation against the Company as of the date herein.

     7/ The Investor will be granted "piggy-back" rights on shares issued by the Company provided that such rights will be subject to any underwriter cutbacks or holdbacks and will be granted pro rata along with any other selling shareholders.

     8/ The Company will provide the Investor with an opinion of counsel that the shares of the Company are validly issued and what the capitalization is as of the date of the last financial statements.


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o    CLOSING

     1/   The closing to be completed on or before Wednesday, June 2, 1999.


ACCEPTED AND AGREED TO:


   /s/ ALEX SANDEL
-----------------------------------
   Alex Sandel

   /s/ F. MICHAEL BUDD
-----------------------------------
   Synthonics Technologies

   6/2/99
-----------------------------------
   Date


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                                   ASSIGNMENT




      This ASSIGNMENT, dated as of June 2, 1999 (this "Assignment"), is entered into by Alex Sandel ("Sandel") for the benefit of Argoquest 7, LLC, a Delaware limited liability company ("LLC").

      WHEREAS, pursuant to that certain equity agreement summary of terms, dated as of June 2, 1999 (the "Term Sheet"), between Sandel and Synthonics Technologies, Inc., a Utah corporation ("Synthonics"), Sandel has acquired the right to obtain certain equity interests in Synthonics, together with certain other rights as set forth therein.

      WHEREAS, Sandel desires to assign all of his rights under the Term Sheet to LLC;

      NOW, THEREFORE, Sandel hereby assigns all rights, title and interest in and to the Term Sheet to LLC.

      IN WITNESS WHEREOF, Sandel has caused this Assignment to be executed as of this 2nd day of June, 1999.
                                                /s/ ALEX SANDEL
                                                ----------------------
                                                      Alex Sandel


Acknowledged and Accepted:

ARGOQUEST 7, LLC

/s/ ALEX SANDEL
-----------------------
By:  Alex Sandel
Title:  Manager